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                                                                  Exhibit (d)(8)

                            CALAMOS INVESTMENT TRUST

                                   March 1, 2007

Calamos Advisors LLC
2020 Calamos Court
Naperville, Illinois 60563

Ladies and Gentlemen:

     Re: Management Agreement

     Pursuant to paragraph 1(b) of the Management Agreement (the "Agreement") between Calamos Investment Trust and Calamos Advisors LLC dated December 13, 2004, as amended, we hereby notify you that the board of trustees of Calamos Investment Trust has established an additional Sub-Trust, designated Calamos Global Equity Fund ("the Fund"), and has appointed you as Manager to act as manager and investment adviser to that Sub-Trust on the terms and conditions set forth in the Agreement, except that the advisory fee schedule applicable to the Fund shall equal the base fee plus or minus the performance adjustment fee, if any, and shall be calculated as follows:

     Base Fee.

          The base fee rate shall be at the monthly rate of 1/12th of 1.00% of the first $500 million of the average daily net assets; 1/12th of 0.95% of the next $500 million of the average daily net assets; 1/12th of 0.90% of the next $5 billion of the average daily net assets; 1/12th of 0.88% of the next $5 billion of the average daily net assets; 1/12th of 0.86% of the next $5 billion of the average daily net assets; 1/12th of 0.84% of the next $5 billion of the average daily net assets; 1/12th of 0.82% of the next $5 billion of the average daily net assets; and 1/12 of 0.80% thereafter.

     Performance Adjustment Fee.

          The base fee shall be either increased or decreased by a performance fee adjustment at the rate of 1/12th of 0.03% of the Fund's average net assets over the preceding rolling Performance Period for each 1% increment amount by which the Fund outperforms or underperforms its benchmark, MSCI World Index ($US) ("Index") over such period and rounded to the nearest 0.01%, subject to a maximum increase or decrease of 0.30% of average net assets calculated over such period.

          The Performance Period is the performance period that will commence with the first day of the first full calendar month following the Fund's commencement of operations. During the first eleven months of the performance period for the Fund, there will be no performance adjustment. Starting with the twelfth month of the period, the performance adjustment will take effect. Following the twelfth month a new month will be added to the performance period until the performance period equals 36 months. Thereafter, the performance period will consist of the current month plus the previous 35 months.

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          The investment performance of the Fund will be the sum of:

               (1) the change in the Fund's net asset value ("NAV") per Class A share during the Performance Period; plus

               (2) the value of the Fund's cash distributions per Class A share accumulated to the end of the Performance Period; plus

               (3) the value of capital gains taxes per share paid or payable on undistributed realized long-term capital gains accumulated to the end of the Performance Period;

          expressed as a percentage of the Fund's NAV per Class A share at the beginning of the Performance Period. For this purpose, the value of distributions per share of realized capital gains, of dividends per Class A share paid from investment income and of capital gains taxes per share paid or payable on undistributed realized long-term capital gains shall be treated as reinvested in Class A shares of the Fund at the NAV in effect at the close of business on the record date for the payment of such distributions and dividends and the date on which provision is made for such taxes, after giving effect to such distributions, dividends and taxes.

          The investment record of the Index will be the sum of:

               (1) the change in the level of the Index during the Performance Period; plus

               (2) the value, computed consistently with the Index, of cash distributions made by companies whose securities comprise the Index accumulated to the end of the Performance Period; expressed as a percentage of the Index level at the beginning of the Performance Period. For this purpose, cash distributions on the securities that comprise the Index shall be treated as reinvested in the index at least as frequently as the end of each calendar quarter following the payment of the dividend.

     Appointment as Manager for the Sub-Trust designated Calamos Global Equity Fund accepted this 1st day of March 2007.

                                        Very truly yours,

                                        CALAMOS INVESTMENT TRUST


                                        By: /s/ James S. Hamman, Jr.
                                            ------------------------------------
                                            James S. Hamman, Jr.
                                            Secretary

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     Appointment as Manager for the Sub-Trust designated Calamos Global Equity
Fund accepted this 1st day of March 2007.

                                        CALAMOS ADVISORS LCC


                                        By: /s/ Pat Dudasik
                                            ------------------------------------
                                            Pat Dudasik
                                            Executive Vice President, Chief
                                            Financial Officer, Chief Operating
                                            Officer and Treasurer